October 5, 1995



Interwest Stock Transfer
1981 E. Murray-Holladay Road
Salt Lake City, Utah  84117

Attention:     Kurt Hughes

Re: 1 for approximately 43.74 reverse split of the common voting stock of Medivest, Inc., a Utah corporation
          (the "Company")

Dear Kurt:

          Pursuant to the attached resolution of the Board of Directors of the Company, I am requesting you to reflect the above-referenced reverse split on the records of the Company, effective as of 8:00 a.m. Mountain Daylight Time, on October 12, 1995.

          This reverse split was accomplished by resolution of the Board of Directors, without the necessity of filing an amendment to the Company's Articles of Incorporation with the State of Utah. In my opinion as counsel to the Company, this action follows the legal precedent of Seed Products International, Inc. v. Owen, 768 P.2d 973 (Utah App. 1989) ("Owen"), in which Atlas Stock Transfer was the Plaintiff.

          In Owen, the Utah Court of Appeals discussed the types of corporate actions for which an amendment to the corporation's Articles of Incorporation must be filed. The court relied on the long-standing precedent of Jackson v. Crown Point Mining Co., 59 P. 238 (1899), in which the Utah Supreme Court held that an amendment to a corporation's Articles of Incorporation needs to be filed only in cases of "fundamental corporate changes, i.e., those that alter the character of a corporation, add or diminish the scope of its powers, or violate state policy." 768 P.2d at 975.

          The Owen court concluded that the 20 to 1 reverse split of Seed Products' stock did not meet the "fundamentality" requirement of Jackson and that the requirement of filing an amendment to its Articles of Incorporation did not apply. 768 P.2d at 975.

          The Utah Legislature has substantially revised the Utah Business Corporation Act in the period following the issuance of the Owen decision in 1989. The Utah Revised Business Corporation Act (the "Revised Act") was promulgated in 1992, a full three years after Owen. It is therefore apparent that, if the Legislature had wanted to overrule Owen through legislation, it could have done so in the Revised Act.

          The Revised Act neither imposes nor specifically denies the requirement that a corporation amend its Articles of Incorporation in connection with a reverse split of its stock. This lack of legislation three years following Owen, when it was still a fairly recent and "fresh" case, suggests that the Legislature had no desire to overrule the precedent of that case.

          Nor has Owen been overruled by the Utah courts. It remains as valid as it was when the decision was issued.

          The Revised Act does not require stockholder approval of reverse splits of a corporation's stock. Section 16-10a-1003 discusses certain corporate actions that require such approval. However, this Section is inapplicable to the Company's reverse split for two reasons: (i) it pertains only to an amendment of the Articles of Incorporation, which, as shown above, is not necessary here; and (ii) even if Section 16-10a-1003 otherwise applied to this transaction, the only reverse split-related event for which the Section requires a stockholder vote is triggered when fractional shares are created; as stated in the attached resolution, no fractional shares will be created here.

          I have requested the CUSIP Bureau to issue a new CUSIP number for the Company's stock, and new stock certificates will be ordered. I will advise you of the new number as soon as I receive it, and the new stock certificates will be provided when printed.

          Please be advised that the Company will not pay for any transfers as a result of the reverse split; that responsibility will lie with any transferring stockholders.

          Please contact me if you have any questions or comments.

                                   Yours very sincerely,

                                          /s/ Leonard W. Burningham

LWB/sr
Enclosure